Exhibit 99.7
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC
ACCOUNTING FIRM
We hereby consent to the use in this Annual Report on Form 40-F and in the Registration Statement on Form S-8 (No. 333-109970 and No. 333-141316, respectively) of Gerdau Ameristeel Corporation of our report dated March 16, 2007 relating to the financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
March 27, 2007